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04010334

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Satellite Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FILE NO. 82- 4527 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 3/5/04

82-4527

04 MAR -4 AM 7:21

AR/S
12-31-03

SHIN SATELLITE PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 December 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Satellite Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2003 and 2002, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2003 and 2002, and the consolidated and company results of operations and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
24 February 2004

SHIN SATELLITE

Shin Satellite Public Company Limited
Balance Sheets
As at 31 December 2003 and 2002

		Consolidated		Company	
		2003	2002	2003	2002
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash and cash equivalents	3	820,123,292	519,703,421	241,793,967	362,388,089
Trade accounts receivable and accrued income, net	4, 28	923,290,496	759,671,478	621,981,873	643,465,612
Amounts due from related parties	28	-	46,513	21,492,818	1,195,339
Short-term loans and advances to related parties	28	-	48,448,540	18,032,472	40,384,485
Inventories, net	5	547,962,633	407,870,474	511,686,582	393,323,377
Other current assets, net	6, 28	379,509,950	500,489,811	212,147,747	444,714,930
Total current assets		2,670,886,371	2,236,230,237	1,627,135,459	1,885,471,832
Non-current assets					
Investments - equity method	7	2,719,499	777,792,180	1,635,632,391	1,273,578,511
Long-term investments - other	8	12,507,236	29,320,000	-	19,320,000
Long-term loan to another company	9	26,421,642	-	26,421,642	-
Property and equipment, net	10	17,104,474,325	11,649,328,796	14,105,127,469	9,529,958,309
Property and equipment under concession agreement, net	11	4,771,261,911	5,357,480,096	4,645,626,251	5,357,480,096
Deferred charges, net	11	98,161,102	82,197,956	35,456,650	76,634,765
Intangible assets, net	11	248,954,856	123,252,426	2,167,986	-
Other non-current assets, net	12, 28	180,599,546	51,664,845	131,472,370	26,080,911
Total non-current assets		22,445,100,117	18,071,036,299	20,581,904,759	16,283,052,592
Total assets		25,115,986,488	20,307,266,536	22,209,040,218	18,168,524,424

Director ______________________ Director ______________________

Date ______________________

SHIN SATELLITE

OK

The notes to the consolidated and company financial statements on pages 10 to 51 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 December 2003 and 2002

		Consolidated		Company	
		2003	2002	2003	2002
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	13	897,000,000	2,617,011,897	830,000,000	2,617,011,897
Trade accounts payable	28	414,613,767	540,714,764	144,524,205	430,561,735
Accounts payable - property and equipment	28	221,946,868	751,162,249	23,219,947	585,685,248
Amounts due to related parties	28	16,132,986	34,206,527	16,028,958	28,374,005
Current portion of long-term loans from parent company	28	-	71,423,167	-	-
Current portion of long-term borrowings, net	13	1,578,265,989	606,340,842	1,276,931,685	184,839,485
Short-term loans from other company	13	6,101,895	-	-	-
Current portion of foreign currency forward contracts payable, net	15	604,489,800	-	604,489,800	-
Current portion of advances from customers		153,336,909	82,203,515	23,961,870	67,779,372
Accrued concession fee		236,803,454	247,986,733	134,543,986	159,339,659
Accrued expenses	28	224,068,931	219,834,697	95,972,844	107,738,010
Other current liabilities	14	299,924,268	157,663,668	158,561,062	60,122,884
Total current liabilities		4,652,684,867	5,328,548,059	3,308,234,357	4,241,452,295
Non-current liabilities					
Foreign currency forward contracts payable, net	15	36,521,000	25,564,030	36,521,000	25,564,030
Long-term loans from parent company	28	-	71,415,191	-	-
Long-term borrowings, net	13	11,888,624,365	7,524,453,999	10,159,406,087	6,091,519,084
Net liabilities in subsidiaries	7	-	-	544,939,338	532,659,464
Advances from customers		-	3,974,870	-	3,974,870
Other non-current liabilities		94,926,124	149,197,531	81,514,284	86,551,399
Total non-current liabilities		12,020,071,489	7,774,605,621	10,822,380,709	6,740,268,847
Total liabilities		16,672,756,356	13,103,153,680	14,130,615,066	10,981,721,142

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

DK

The notes to the consolidated and company financial statements on pages 10 to 51 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 December 2003 and 2002

		Consolidated		Company	
		2003	2002	2003	2002
	Notes	Baht	Baht	Baht	Baht
Shareholders' equity					
Share capital	16				
Authorised share capital -					
ordinary shares		5,500,000,000	5,500,000,000	5,500,000,000	5,500,000,000
Issued and paid-up share capital -					
ordinary shares		4,375,000,000	4,375,000,000	4,375,000,000	4,375,000,000
Premium on share capital	16	2,190,000,000	2,190,000,000	2,190,000,000	2,190,000,000
Cumulative foreign currency					
translation adjustment		(168,885,854)	19,780,211	(168,885,854)	19,780,211
Retained earnings					
Appropriated					
Legal reserve	17	110,314,194	56,299,821	110,314,194	56,299,821
Unappropriated		1,571,996,812	545,723,250	1,571,996,812	545,723,250
Total parent's shareholders' equity		8,078,425,152	7,186,803,282	8,078,425,152	7,186,803,282
Minority interests		364,804,980	17,309,574	-	-
Total shareholder's equity		8,443,230,132	7,204,112,856	8,078,425,152	7,186,803,282
Total liabilities and shareholders' equity		25,115,986,488	20,307,266,536	22,209,040,218	18,168,524,424

DR

Shin Satellite Public Company Limited
Statements of Income
For the years ended 31 December 2003 and 2002

	Notes	Consolidated 2003 Baht	Consolidated 2002 Baht	Company 2003 Baht	Company 2002 Baht
REVENUES	28				
Revenues from sales and services		5,804,695,125	4,996,988,075	3,323,488,567	3,903,224,496
Other income	18	291,808,090	224,238,928	270,885,560	51,411,571
Gain on foreign exchange		119,878,342	-	115,518,128	-
Share of net results from investments-equity method	7	456,107	207,642,634	342,175,998	326,699,677
Total revenues		6,216,837,664	5,428,869,637	4,052,068,253	4,281,335,744
EXPENSES	28				
Cost of sales and services		2,925,829,601	2,286,208,618	1,649,917,511	1,572,583,980
Concession fee		586,123,034	598,757,426	515,629,981	539,863,386
Selling and administrative expenses		1,122,217,304	856,332,781	537,528,186	585,492,902
Directors' remuneration		5,055,123	4,583,770	4,120,000	2,875,000
Loss on foreign exchange		-	7,900,788	-	12,560,560
Total expenses		4,639,225,062	3,753,783,383	2,707,195,678	2,713,375,828
Profit before interest expense and income tax		1,577,612,602	1,675,086,254	1,344,872,575	1,567,959,916
Interest expense	28	137,916,047	235,153,798	47,620,828	157,439,816
Income tax		312,557,052	31,013,918	216,963,812	-
Profit before minorities		1,127,139,503	1,408,918,538	1,080,287,935	1,410,520,100
(Profit) loss attributable to minorities, net		(46,851,568)	1,601,562	-	-
Net profit for the year		1,080,287,935	1,410,520,100	1,080,287,935	1,410,520,100
Basic earnings per share (Baht)	20	2.47	3.22	2.47	3.22
Diluted earnings per share (Baht)	20	2.46	3.22	2.46	3.22

SHIN SATELLITE

DK

The notes to the consolidated and company financial statements on pages 10 to 51 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity

For the years ended 31 December 2003 and 2002

	Consolidated (Baht)						
	Issued and paid-up share capital (Note 16)	Premium on share capital (Note 16)	Cumulative foreign currency translation adjustment	Legal reserve (Note 17)	Retained earnings	Minority interests	Total
Opening balance 2002	4,375,000,000	2,190,000,000	20,339,028	27,577,545	(836,074,574)	18,911,136	5,795,753,135
Foreign currency translation adjustment	-	-	(558,817)	-	-	-	(558,817)
Net profit for the year	-	-	-	-	1,410,520,100	-	1,410,520,100
Legal reserve increase during the year	-	-	-	28,722,276	(28,722,276)	-	-
Minority interests decrease during the year	-	-	-	-	-	(1,601,562)	(1,601,562)
Closing balance as at 31 December 2002	4,375,000,000	2,190,000,000	19,780,211	56,299,821	545,723,250	17,309,574	7,204,112,856
Opening balance 2003	4,375,000,000	2,190,000,000	19,780,211	56,299,821	545,723,250	17,309,574	7,204,112,856
Foreign currency translation adjustment	-	-	(188,666,065)	-	-	-	(188,666,065)
Net profit for the year	-	-	-	-	1,080,287,935	-	1,080,287,935
Legal reserve increase during the year	-	-	-	54,014,373	(54,014,373)	-	-
Minority interests increase during the year	-	-	-	-	-	347,495,406	347,495,406
Closing balance as at 31 December 2003	4,375,000,000	2,190,000,000	(168,885,854)	110,314,194	1,571,996,812	364,804,980	8,443,230,132

SHIN SATELLITE

The notes to the consolidated and company financial statements on pages 10 to 51 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity

For the years ended 31 December 2003 and 2002

	Company (Baht)						
	Issued and paid-up share capital (Note 16)	Premium on share capital (Note 16)	Cumulative foreign currency translation adjustment	Legal reserve (Note 17)	Retained earnings	Minority interests	Total
Opening balance 2002	4,375,000,000	2,190,000,000	20,339,028	27,577,545	(836,074,574)	-	5,776,841,999
Foreign currency translation adjustment	-	-	(558,817)	-	-	-	(558,817)
Net profit for the year	-	-	-	-	1,410,520,100	-	1,410,520,100
Legal reserve increase during the year	-	-	-	28,722,276	(28,722,276)	-	-
Closing balance as at 31 December 2002	4,375,000,000	2,190,000,000	19,780,211	56,299,821	545,723,250	-	7,186,803,282
Opening balance 2003	4,375,000,000	2,190,000,000	19,780,211	56,299,821	545,723,250	-	7,186,803,282
Foreign currency translation adjustment	-	-	(188,666,065)	-	-	-	(188,666,065)
Net profit for the year	-	-	-	-	1,080,287,935	-	1,080,287,935
Legal reserve increase during the year	-	-	-	54,014,373	(54,014,373)	-	-
Closing balance as at 31 December 2003	4,375,000,000	2,190,000,000	(168,885,854)	110,314,194	1,571,996,812	-	8,078,425,152

Shin Satellite Public Company Limited

Statements of Cash Flows

For the years ended 31 December 2003 and 2002

		Consolidated		Company	
		2003	2002	2003	2002
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	21	1,881,149,943	1,572,083,560	1,024,813,542	1,596,037,420
Cash flows from investing activities					
Investment in subsidiaries and associate - net	7e, 22	(228,019,041)	-	(89,259,142)	-
Receipts from long-term investments		415,825	5,000	420,000	-
Loans to subsidiaries		-	-	(7,368,848)	-
Loans to other company		(5,503,965)	-	(5,503,965)	-
Receipts from loans to subsidiary and joint venture		24,660,753	9,999,818	28,772,241	-
Purchases for property and equipment		(5,909,964,867)	(6,169,472,284)	(5,231,662,172)	(5,377,453,255)
Purchases for property and equipment under concession agreements	11	(102,000)	-	(102,000)	-
Payments for intangible assets	11	(2,167,986)	(319,000)	(2,167,986)	-
Payments for deferred charges	11	(69,016,948)	(24,417,211)	(15,349,699)	(24,417,211)
Dividends received from subsidiary and associate		-	56,429,472	-	-
Proceeds from sales of property and equipment		2,606,570	8,397,195	482,578	8,365,195
Net cash payments from investing activities		(6,187,091,659)	(6,119,377,010)	(5,321,738,993)	(5,393,505,271)
Cash flows from financing activities					
Proceeds from increase of share capital in subsidiary	7e	245,000,000	-	-	-
Proceeds from short-term borrowings	13	2,944,440,477	9,022,094,138	2,844,440,477	9,022,094,138
Proceeds from long-term borrowings, net of financial expenses		8,186,648,678	6,426,983,282	6,132,663,890	5,621,398,166
Repayments of loan from parent company	28e	(142,912,020)	(35,730,000)	-	-
Repayments of long-term debentures		-	(1,655,579,149)	-	(1,655,579,149)
Repayments of short-term borrowings	13	(4,706,406,792)	(8,835,241,109)	(4,607,406,793)	(8,835,241,109)
Repayments of long-term borrowings	13	(2,003,709,418)	(665,962,589)	(192,180,791)	(441,547,862)
Net cash receipts from financing activities		4,523,060,925	4,256,564,573	4,177,516,783	3,711,124,184
Net increase (decrease) in cash and cash equivalents		217,119,209	(290,728,877)	(119,408,668)	(86,343,667)
Cash and cash equivalents, opening balance		519,703,421	819,066,011	362,388,089	457,364,256
Cash recognised on change of status of associate to joint venture	7e	84,789,169	-	-	-
Effects of exchange rate changes		(1,488,507)	(8,633,713)	(1,185,454)	(8,632,500)
Cash and cash equivalents, closing balance	3	820,123,292	519,703,421	241,793,967	362,388,089

The notes to the consolidated and company financial statements on pages 10 to 51 are an integral part of these financial statements.

Supplementary information for cash flows :

		Consolidated		Company	
		2003	2002	2003	2002
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Interest paid		346,237	387,306	231,465	273,198
Income tax paid		258,411	5,685	125,755	-
Non-cash transactions					
Acquisition of property and equipment through debt		121,598	874,183	27,496	585,685
Acquisition of investment in subsidiary through share swap	7e	88,994	-	88,994	-
Acquisition of investment in associate through offset against intercompany loan		-	134,602	-	-

DU

1 General information

Shin Satellite Public Company Limited ("the Company") is a public limited company, incorporated and domiciled in Thailand. The registered office of the Company is:

414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. Its principal business, and those of its subsidiaries, associate and joint venture (collectively "the Group") are detailed below:

The Company has obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology.

The Company's subsidiaries, associate, and joint venture are primarily involved in Internet data center services, Internet services, satellite uplink-downlink services, telephone network services, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreement.

The Group has operations in 8 countries; Thailand, Singapore, Cambodia, Laos PDR, Australia, New Zealand, the United States of America, and the British Virgin Islands, and employs over 2,536 people (2002: 730 people).

Since the first quarter of 2003, the Company has recognised a change in the status of its investment in Lao Telecommunications Company Limited, previously accounted for as an associate, now recognised as a joint venture. The change resulted in a change in accounting treatment for the investment in Lao Telecommunications Company Limited, from the equity method to the proportionate consolidation method in the consolidated financial statements, as outlined in Note 7e (viii). In addition, the Group acquired a new subsidiary, Loxley Information Service Company Limited, in the first quarter of 2003 and a new associate, CS Loxinfo Solutions Company Limited (formerly Loxinfo Link Communications (Thailand) Company Limited) in the second quarter of 2003 as outlined in Note 7e (vii). During the last quarter of 2003, the Group also acquired a new subsidiary, Spacecode LLC, as outlined in Note 7e (ii).

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

SHIN SATELLITE

DK

2 Accounting policies (Continued)

2.2 Group accounting

a) Subsidiary undertakings

Subsidiaries, which are those entities (including special purpose entities) in which the Group has a power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of net assets of the subsidiary acquired is recorded as goodwill. See Note 2.9 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported by using the equity method of accounting.

A list of the Group's principal subsidiaries is set out in Note 7. The financial effect of the acquisitions and disposal of subsidiaries are shown in Note 22.

b) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated and company financial statements. Under this method the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control. Unrealised gains or losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

A list of the Group's principal associates is set out in Note 7. The financial effect of the acquisition and disposal of associates is shown in Note 22.

c) Joint venture undertakings

The Group's interest in jointly controlled entities ("joint venture") is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint venture's individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the consolidated financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other ventures. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately in the income statements. A list of the principal joint ventures and further details about joint ventures are set out in Note 7.

2 Accounting policies (Continued)

2.2 Group accounting (Continued)

c) **Joint venture undertakings** (Continued)

In the Company's separate financial statements, the Company accounts for its interest in joint ventures on the equity basis.

2.3 Related companies

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, which are directors and officers of the Company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 Foreign currencies translation

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised as income or expense in the income statements.

Income and cash flows statements of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and the balance sheets are translated at the exchange rates prevailing at the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign subsidiaries and associated undertakings, is taken to 'Cumulative foreign currency translation adjustment' in shareholders' equity. On disposal of the foreign entity, accumulated currency translation differences are recognised in the income statements as part of the gain or loss on sale or disposal.

2.5 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the statement of cash flows, cash and cash equivalents comprise cash on hand and deposits held at banks, and other short-term highly liquid investments with original maturities of three months or less.

2.6 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An estimate is made for doubtful receivables based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.7 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charge, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads, the latter being allocated on the basis of normal operating activities. Net realisable value is the estimate of the selling price in the ordinary course of business, less other direct expenses recurring finished products and selling expenses. Provision is made, where necessary, for obsolete, slow moving and defective inventory.

2 Accounting policies (Continued)

2.8 Investments

Investments in non-marketable equity securities, which are classified as general investments, are carried at cost.

When disposing of part of the Group's holding of a particular investment in debt or equity securities, the carrying amount of the disposed part is determined by reference to the weighted average carrying amount of the total holding of the investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statements.

2.9 Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable tangible and intangible assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is reported in the consolidated balance sheet as intangible assets and amortised using the straight-line method over its estimated useful life approximately 8 years.

The carrying amount of goodwill is reviewed annually. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

Other intangible assets

The cost of other intangible assets comprises the expenditure on acquired patents, trademarks or licenses and amortised using the straight-line method over their useful lives refer to periods of contract, estimated useful lives or useful lives of related assets, not exceeding 20 years.

The Group annually reviews the amortisation method and useful life of other intangible assets in the balance sheet. The carrying amount of each intangible asset is also reviewed annually and adjusted for impairment where it is considered necessary.

Research expenditure is recognised as an expense as incurred.

2.10 Deferred charges

Deferred charges principally represent costs of computer software and rights to the use of equipment, costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services and the rights to the use of the equipment. The cost of computer software and the rights to its use is amortised by the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, and the rights to its use is amortised by the straight-line basis over the period of each service agreement.

SHIN SATELLITE

DK

2 Accounting policies (Continued)

2.11 Leases - where the Group is the lessee

Leases of property and equipment which substantially transfer all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statements over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statements on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.12 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2.13 Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost, less accumulated depreciation. Depreciation is calculated by the straight-line method to write off the cost of each asset to their residual values over their estimated useful life as follows:

Leasehold land	30 years
Buildings and improvements	5 - 10 years
Equipment (includes equipment under financial lease)	5 - 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles (includes motor vehicles under finance leases)	5 years

Borrowing costs to finance the construction of property and equipment are capitalised, during the period of time that is required to complete and prepare the property and equipment for its intended use, as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

2 Accounting policies (Continued)

2.14 Property and equipment under concession agreements

Property and equipment under concession agreements comprises satellites, telemetry, tracking, commanding and monitoring stations, and other operational equipment, which has been transferred to the Government agency. They are amortised by the straight-line method at the lower of the estimated useful lives of satellites and other related assets, or the concession period, ranging from 5 to 27.5 years.

Borrowing costs to finance the construction of satellite projects under the concession agreement are capitalised, during the period of time that is required to complete and prepare the satellite for its intended use, as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, and related taxes.

2.15 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, trade receivables, loans to, trade creditors, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group and the Company are parties to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments mainly comprise foreign currency forward contracts and foreign currency option contracts.

Foreign currency forward contracts

Foreign currency forward contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset will be realised and a foreign currency liability will be settled. Forward contract transactions are recorded as forward contracts receivable or forward contracts payable on inception, and translated at the year-end rate. Unrealised gains and losses on translation are recognised in the income statements. Premiums or discounts are amortised in the income statements on the straight-line basis over the contract periods.

Foreign currency option contracts

Foreign currency option contracts are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) on a set date, a specific amount of a foreign currency at a pre-determined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal under option contracts is not recognised on the balance sheets. Premiums are amortised in the income statements on the straight-line basis over the periods of the contracts.

Disclosures related to financial instruments to which the Group is a party are provided in Note 23.

2.16 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets for which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the Group. The Group's contributions to the provident fund are charged to the income statement in the year to which they relate.

SHIN SATELLITE

DU

2 Accounting policies (Continued)

2.17 Revenue recognition

Revenue from sales is recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the said services are provided to customers.

Revenue from leases on equipment is recognised in the period at the rate of the leasing contract.

Interest income is recognised as it accrues unless collectibility is in doubt.

Dividend income is recognised when the shareholder's right to receive payment is established.

2.18 Income tax

The Group calculates income tax in accordance with the Revenue Code and records it on an accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2.19 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which disaggregates its business by service or product.

2.20 Presentation of comparative information

The comparative figures have been amended to conform with the reclassification of certain items in the financial statements for the year ended 31 December 2003.

3 Cash and cash equivalents

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Cash in hand	2,563	26,092	2,126	18,848
Saving deposits and deposits held at call with bank	772,718	312,613	239,668	162,542
Fixed deposits with banks	4,842	180,998	-	180,998
Promissory notes	40,000	-	-	-
Total	820,123	519,703	241,794	362,388

The weighted average effective interest rate of deposits held with banks and promissory notes was 0.71% per annum (2002: 0.72% per annum).

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

DU

4 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Trade accounts receivable				
-Third parties	1,100,493	809,990	512,042	476,606
-Related parties (Note 28)	13,797	2,556	11,012	11,525
Accrued income				
-Third parties	186,123	223,797	183,731	214,454
-Related parties (Note 28)	6,551	13,322	23,443	27,391
Total trade accounts receivable and accrued income	1,306,964	1,049,665	730,228	729,976
Less Allowance for doubtful accounts	(383,674)	(289,994)	(108,246)	(86,510)
Total trade accounts receivable and accrued income, net	923,290	759,671	621,982	643,466

Outstanding trade accounts receivable - third parties as at 31 December 2003 and 2002 can be analysed as follows:

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Current	152,577	168,518	54,200	91,224
Over-due less than 3 months	203,462	151,401	88,946	115,856
Over-due 3-6 months	151,296	101,426	93,828	83,857
Over-due 6-12 months	142,462	100,647	108,991	86,118
Over-due over 12 months	450,696	287,998	166,077	99,551
	1,100,493	809,990	512,042	476,606
Less Allowance for doubtful accounts - third parties	(383,674)	(289,994)	(108,246)	(86,510)
Trade accounts receivable - third parties, net	716,819	519,996	403,796	390,096

5 Inventories, net

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Raw material and supplies	250,080	-	246,101	-
Work in process	5,078	-	5,078	-
Finished goods	339,326	231,862	302,472	217,098
Goods in transit	634	176,225	-	176,225
	595,118	408,087	553,651	393,323
Less Allowance for obsolete inventories	(47,155)	(217)	(41,964)	-
Total	547,963	407,870	511,687	393,323

6 Other current assets, net

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Withholding taxes and other taxes	106,168	138,263	45,592	101,133
Prepaid expenses	60,310	48,029	43,704	30,810
Advance payments	159,837	255,627	68,916	250,681
Deposits	23,133	39,547	22,419	39,034
Others	34,099	19,024	31,517	23,057
	383,547	500,490	212,148	444,715
Less Allowance for non refundable withholding taxes	(4,037)	-	-	-
Total	379,510	500,490	212,148	444,715

7 Investments - equity method

a) Investments - equity method as at 31 December 2003 and 2002 comprise:

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Investments in subsidiaries	-	-	1,635,632	1,273,578
Investment in associate	2,719	777,792	-	-
Total investments	2,719	777,792	1,635,632	1,273,578

b) Movements in investments - equity method for the years ended 31 December 2003 and 2002 comprise:

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Opening net book value	777,792	477,237	1,273,578	792,740
Change in status from associate to joint venture (Note 7e (viii))	(777,792)	-	-	-
Change in status from other company to subsidiary (Note 7e (ii), 8)	-	-	18,900	-
Associate acquisition (Note 22)	2,263	-	-	-
Subsidiaries acquisitions (Note 7e (i), (ii))	-	-	99,749	-
Investments in subsidiaries (Note 7e (i))	-	-	78,505	-
Disposal of investment in a subsidiary (Note 7e (i))	-	-	(890)	-
Investment in associate	-	134,602	-	-
Share of net results from investments - equity method	456	207,643	365,476	481,667
Dividends received	-	(62,699)	-	-
Transfer (Note 7e (i))	-	-	(11,020)	-
Foreign currency translation adjustment	-	21,009	(188,666)	(829)
Closing net book value	2,719	777,792	1,635,632	1,273,578

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

DK

7 Investments - equity method (Continued)

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing IPTV and learning center via Internet and Internet data center services	Thailand	THB
Shenington Investments Pte Company Limited	Holding company	Singapore	SGD
iPSTAR Company Limited	Providing broadband satellite services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services technology and electronics	The United States of America	USD
Subsidiaries of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet and satellite uplink - downlink services	Thailand	THB
C.S. Satellite Phone Company Limited	Providing mobile personal communication services via satellite	Thailand	THB
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line and mobile phone services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
iPSTAR Australia Pty Company Limited	Providing broadband satellite services	Australia	AUD
iPSTAR New Zealand Company Limited	Providing broadband satellite services	New Zealand	NZD
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Service Company Limited	Providing Internet services	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	Providing Internet customers and marketing activities	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed phone, mobile phone, international facilities, Internet and paging services	Laos	KIP

7 **Investments - equity method** (Continued)

c) The nature of investments - equity method (Continued)

As at 31 December 2003, iPSTAR Company Limited, iPSTAR Australia Pty Company Limited, and iPSTAR New Zealand Company Limited had not yet commenced business operations.

d) Carrying value of investments - equity method can be summarised as follows;

	Consolidated - 31 December 2003 (Baht Million)					
	Paid-up capital	**Investment portion(%)**	**At cost**	**Accumulated share of net result from investment**	**At equity**	**Dividend**
Associated company						
CS Loxinfo Solutions Company Limited	Baht Million 5.0	45	0.05	0.46	2.72	-

	Consolidated - 31 December 2002 (Baht Million)					
	Paid-up capital	**Investment portion(%)**	**At cost**	**Accumulated share of net result from investment**	**At equity**	**Dividend**
Associated company						
Lao Telecommunications Company Limited	USD Million 96.84	49	187.31	590.48	777.79	62.70

	Company - 31 December 2003 (Baht Million)					
	Paid-up capital	**Investment portion(%)**	**At cost**	**Accumulated share of net result from investment**	**At equity**	**Dividend**
Subsidiaries						
Shenington Investments Pte Company Limited	SGD Million 14.66	100	269.88	1,177.79	1,447.67	-
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(11.67)	66.82	-
Spacecode LLC	USD Million 3.0	70	118.65	2.49	121.14	-
Total			467.02	1,168.61	1,635.63	-

7 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method can be summarised as follows (Continued);

	Company - 31 December 2002 (Baht Million)					
	Paid-up capital	**Investment portion(%)**	**At cost**	**Accumulated share of net result from investment**	**At equity**	**Dividend**
Subsidiaries						
Shenington Investments Pte Company Limited	SGD Million 14.66	100	269.88	1,003.70	1,273.58	-

e) Significant movements in investments - equity method during the year ended 31 December 2003 were as follows:

Subsidiaries

i) iPSTAR Company Limited

On 10 and 17 October 2003, the Company made a payment of USD 1.98 million equivalent to Baht 78.5 million to iPSTAR Company Limited ("iPSTAR") to increase its paid-up share capital of 198 million shares with a par value of USD 0.01 each.

As set out in note 7e (ii), the Company has made payment of its remaining obligations to subscribe for share capital of Spacecode LLC by way of allotment of 2.23 million shares at USD 1.0 each in iPSTAR valued at USD 2.23 million, which resulted in a decrease in the percentage of its shareholding in iPSTAR from 100% to 98.89%, resulting in a gain on dilution of Baht 88.10 million, being recognised as other income (Note 18) in the income statements for the year ended 31 December 2003.

ii) Spacecode LLC

On 30 April 1999, the Company entered into a membership purchase agreement with Codespace, Inc. to acquire a 70% shareholding in a company, Spacecode LLC, for the total price of USD 3 million over a period of 3 years. The payment for shares of Spacecode LLC was to be made by way of a cash payment of USD 500,000 with the remaining USD 2.5 million to be paid by way of the allotment of 2.5 million shares in iPSTAR Co., Ltd. valued at USD 2.5 million.

In 1999, the Company made the initial payment of USD 500,000 to Codespace, Inc., which represented 12% of the total share capital of Spacecode LLC.

On 23 October 2003, the Company entered into a Memorandum of Agreement with Codespace, Inc. iPSTAR and Spacecode LLC to revise the payment method in respect of its remaining obligations to subscribe for share capital of Spacecode LLC of USD 2.5 million. The additional payment was made through a cash payment of USD 270,000 (Baht 10.75 million), with the balance being paid by way of the allotment of 2.23 million shares at USD 1.0 each in iPSTAR, valued at USD 2.23 million (Note 7e (i)), equivalent to Baht 88.99 million.

Under the Memorandum of Agreement, if Codespace, Inc. wishes to sell those iPSTAR's shares, which have been transferred by the Company being a total of 2.23 million shares, the Company has the obligation to repurchase such shares at the higher of USD 1.0 or their fair market value.

The final payment for additional share capital in Spacecode LLC has been paid and resulted in an increase in the Company's voting rights in Spacecode LLC from 12% to 70%. As a result, the status of the investment in Spacecode LLC has changed from other investment to investment in a subsidiary and it is consolidated in the Group's consolidated financial statements with effect from November 2003. There was no goodwill arising on this acquisition.

7 Investments - equity method (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2003 (Continued)

Subsidiaries (Continued)

iii) CS Loxinfo Public Company Limited (formerly "C.S. Communications Co.,Ltd.")

At the extraordinary shareholders' meetings of C.S. Communications Co., Ltd. on 24 September 2002 and 10 October 2002, the shareholders passed a resolution to approve a registered share capital reduction from Baht 970 million (97 million shares at 10 Baht each) to Baht 242.5 million (24.25 million shares at 10 Baht each) for the purposes of eliminating the retained deficit. The share capital reduction was made to the portion of shares held by Shin Broadband Internet (Thailand) Co., Ltd. ("SBI") only. This resulted in the percentage of shareholding by SBI decreasing from 99.5% to 98.0%. The share capital reduction was finalised on 21 January 2003.

At the extraordinary shareholders' meetings of C.S. Communications Co., Ltd. on 17 December 2002 and 15 January 2003, the shareholders passed a resolution to approve the registration of the new official company name of C.S. Communications Co., Ltd. as "CS Loxinfo Company Limited" ("CSL"). On 29 January 2003, the new official company name was registered with the Ministry of Commerce. In addition, the shareholders also passed a resolution to approve an increase in the authorised share capital from 24,250,000 ordinary shares with a par value of Baht 10 per share to 50,000,000 ordinary shares with a par value of Baht 10 per share. The shareholders passed a resolution to approve the issuance of 25,750,000 additional shares at a par value of Baht 10 per share. 1,250,000 of the shares were sold to SBI at Baht 563.20 per share, resulting in an increase in share premium of Baht 691.5 million. These shares were registered with the Ministry of Commerce on 14 February 2003. The remaining 24,500,000 shares were sold to former shareholders of Point Asia Dot Com (Thailand) Company Limited, at Baht 10 per share under the terms and the conditions as specified in the purchase agreement stated in Note 22. These shares were registered with the Ministry of Commerce on 6 March 2003.

The increase in share capital of CSL resulted in a decrease in the percentage of shareholding in CSL by SBI from 98.07% to 50.02%, resulting in a gain on dilution of Baht 6.4 million being recognised as income in the income statements for the year ended 31 December 2003, and an increase in minority interests of Baht 238.6 million.

As set out in Note 22, CSL acquired shares of Loxley Information Service Company Limited in March 2003.

At the extraordinary shareholders' meetings of CSL on 20 October 2003 and 7 November 2003, the shareholders passed a resolution to approve the registration of a change in the Company's status from company limited to public company limited and the registration of the new official company name of CSL as "CS Loxinfo Public Company Limited". On 26 November 2003, the new official company name was registered with the Ministry of Commerce. In addition, the shareholders also passed a resolution to approve the registration of its shares to be listed on the Stock Exchange of Thailand. Currently, CSL is in the process of registration.

At the extraordinary shareholders' meetings of CSL on 27 November 2003, the shareholders passed a resolution to approve the offsetting of the CSL's deficit from the legal reserve and the share premium of Baht 0.6 million and Baht 666.9 million, respectively, in accordance with the Public Company Act (II) B.E. 2544.

At the extraordinary shareholders' meeting of CSL on 27 November 2003, the shareholders passed a resolution to approve the issue of additional shares from 50 to 500 million shares from a split par value of the shares from Baht 10 to Baht 1 each. This change in par value does not affect shareholders' interest of CSL. In addition, the shareholders also passed a resolution to approve the increase in registered shares from 500 million shares at par value of Baht 1 each to 628,096,300 shares at par value of Baht 1 each by issuing additional 128,096,300 ordinary shares and allocated 125,000,000 shares for public sale, and 3,096,300 shares to support warrants issued to its directors, employees and advisors ("ESOP"). The additional shares were registered with the Ministry of Commerce on 18 December 2003.

7 **Investments - equity method** (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2003 (Continued)

Subsidiaries (Continued)

iii) CS Loxinfo Public Company Limited (formerly "C.S. Communications Co.,Ltd.") (Continued)

At the extraordinary shareholders' meeting of the Company on 23 February 2004, the shareholders passed a resolution to approve the issue of the above-mentioned warrants to CSL's directors, employees and advisors (ESOP).

iv) C.S. Satellite Phone Company Limited

At the extraordinary shareholders' meeting of CSL on 30 April 2003, the shareholders passed a resolution to approve the disposal of its investment in C.S. Satellite Phone Company Limited ("CSP") of 39,999,993 ordinary shares at Baht 1.74 each, for the total price of Baht 69.67 million, representing 80% share capital of CSP, to Shin Broadband Internet (Thailand) Company Limited ("SBI"). On 28 October 2003, the updated official shareholders' registration was registered with the Ministry of Commerce.

At the extraordinary shareholders' meetings of CSP on 24 October 2003 and 3 December 2003, the shareholders passed a resolution to approve the registration of its termination with the Ministry of Commerce on 17 December 2003 and this process has begun as at 31 December 2003.

v) iPSTAR Australia Pty Company Limited

On 9 December 2003, the Group established a new subsidiary, iPSTAR Australia Pty Company Limited ("iPSTAR Australia"), a subsidiary of iPSTAR Company Limited. iPSTAR Australia provides broadband satellite services. The total authorised number of ordinary shares of iPSTAR Australia is 100,000 shares with a par value of AUD 1.0. As at 31 December 2003, iPSTAR Australia has not issued its registered shares and has not yet commenced its normal operations.

vi) iPSTAR New Zealand Company Limited

On 8 December 2003, the Group established a new subsidiary, iPSTAR New Zealand Company Limited ("iPSTAR New Zealand"), a subsidiary of iPSTAR Company Limited. iPSTAR New Zealand Company Limited provides broadband satellite services. The total authorised number of ordinary shares of iPSTAR New Zealand is 500,000 shares with a par value of NZD 1.0. As at 31 December 2003, iPSTAR New Zealand has not issued its registered shares and has not yet commenced its normal operations.

Associate

vii) CS Loxinfo Solutions Company Limited (Formerly "Loxinfo Link Communications (Thailand) Co.,Ltd.")

On 24 April 2003, CSL acquired 22,497 shares of Loxinfo Link Communications (Thailand) Company Limited at Baht 2.31 per share (representing a 44.99% shareholding) as set out in Note 22.

At the extraordinary shareholders' meetings of Loxinfo Link Communications (Thailand) Company Limited on 1 and 16 July 2003, the shareholders passed a resolution to approve the registration of the new official company name of Loxinfo Link Communications (Thailand) Company Limited as "CS Loxinfo Solutions Company Limited". On 25 July 2003, such change was registered with the Ministry of Commerce.

7 Investments - equity method (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2003 (Continued)

Joint venture

viii) Lao Telecommunications Co., Ltd. ("LTC")

The Company has a joint venture agreement with the Lao Government in respect of Lao Telecommunications Company Limited ("LTC"). Previously, the Company had accounted for its interest in LTC under the joint venture agreement as an investment in an associate, based on the Company's assessment of its ability to fully exercise the joint control afforded to it under the joint venture agreement.

In the first quarter of 2003, the Company reviewed its powers under the joint venture agreement with the Government of the Lao PDR in respect of LTC and the actions undertaken by itself and its joint venture partner in the period since acquiring its interest in LTC. As a result of this review, the Company now considers that it has the ability to exercise joint control over LTC. Therefore, effective from 1 January 2003, the Company has accounted for its interest in LTC as a joint venture, under the proportionate consolidation method in accordance with the accounting standard for financial reporting of interests in joint ventures. The Company has accounted for this as a change in status in its investment, and has not restated the comparatives. Therefore, the comparatives present the Company's interest in LTC under the equity method of accounting as an associate. This change in status from associate to joint venture does not impact the Company's consolidated shareholders' equity as at 31 December 2003 or net income for the year ended 31 December 2003.

The shareholders' meeting of LTC on 24 January 2003 passed a resolution to approve a dividend payment of USD 3.5 million to the shareholders with respect to the operation of LTC in 2002.

The following amounts represent the Group's share of 49% of the assets, liabilities and revenues of LTC and are included in the consolidated balance sheet as at 31 December 2003 and the consolidated income statements for the year ended 31 December 2003.

	Consolidated
	2003
	Baht '000
Balance sheet as at 31 December 2003	
Current assets	267,576
Non - current assets	778,533
Current liabilities	(84,536)
Non - current liabilities	(878)
Net assets	960,695
Income statement for the year ended 31 December 2003	
Total revenues	539,175
Net profit	249,873

According to the joint venture agreement between the Company and the Government of Laos PDR, the Company will transfer all of its shares in LTC to the Government of Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021.

7 **Investments - equity method** (Continued)

f) Net liabilities in subsidiaries

The Company has provided a loan guarantee in respect of Shin Broadband Internet (Thailand) Company Limited's bank loans amounting to Baht 806.6 million (2002: Baht 827.7 million). Accordingly, the Company has accounted for the full net deficit of Shin Broadband Internet (Thailand) Company Limited at 31 December 2003 and 2002 to reflect the extent of its obligations.

The movements in these net liabilities in subsidiaries in the company financial statements for the year ended 31 December 2003 and 2002 are as follows:

	Company	
	2003 Baht '000	2002 Baht '000
Opening net book value	(532,659)	(377,962)
Transfer (Note 7e (i))	11,020	-
Share of net loss from investments	(29,695)	(154,967)
Gain on dilution of investment in subsidiaries	6,395	-
Foreign currency translation adjustment	-	270
Closing net book value	(544,939)	(532,659)

Carrying value of net liabilities in subsidiaries is as follows:

	Company - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion(%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,492.23)	(544.94)	-

	Company - 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion(%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,468.92)	(521.63)	-
iPSTAR Company Limited	USD Million 0.02	100	0.87	(11.89)	(11.02)	-
Total			948.16	(1,480.81)	(532.65)	-

8 Other investments

	Consolidated		Company	
	2003	2002	2003	2002
	Baht '000	Baht '000	Baht '000	Baht '000
General investments:				
Fixed deposits	12,507	10,420	-	420
Equity securities	-	18,900	-	18,900
Total long-term investments	12,507	29,320	-	19,320

The weighted average effective interest rates of time deposits was 0.48% per annum (2002: 0.51% per annum).

As at 31 December 2003, Baht 12.5 million (2002: Baht 10.42 million) of time deposits was pledged as collateral in respect of bank guarantees.

The movements of other investments are as follows:

	Consolidated		Company	
	2003	2002	2003	2002
	Baht '000	Baht '000	Baht '000	Baht '000
For the year ended 31 December				
Opening net book value	18,900	18,900	18,900	18,900
Change status from other investment to investment in subsidiary (Note 7e (ii))	(18,900)	-	(18,900)	-
Closing net book value	-	18,900	-	18,900

9 Long-term loan to another company

The long-term loan to another company is unsecured and bears interest at the rate of 2.67% - 3.25% per annum. The loan will be settled by offsetting with the royalty fees that the Group is required to pay to the other company until the principal and interest of the loan is fully repaid.

10 Property and equipment, net

Property and equipment comprise:

	Consolidated (Baht '000)				
	Leasehold lands & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2002					
Cost	54,421	2,328,516	203,887	10,420,133	13,006,957
Less Accumulated depreciation	(23,218)	(1,227,134)	(107,276)	-	(1,357,628)
Net book value	31,203	1,101,382	96,611	10,420,133	11,649,329
Transactions during the year ended 31 December 2003					
Opening net book value	31,203	1,101,382	96,611	10,420,133	11,649,329
Additions	33,052	111,060	150,894	5,164,567	5,459,573
Increase from acquisitions of subsidiaries, net (Note 22)	-	-	169,962	-	169,962
Increase from change in status from associate to joint venture (Note 7e (viii))	24,614	355,236	24,911	69,168	473,929
Disposals, net	-	(1,230)	(2,905)	-	(4,135)
Write-offs, net	-	-	(11,889)	(16,010)	(27,899)
Transfers, net	8,634	1,090,404	456	(1,030,726)	68,768
Reclassification	-	2,997	-	3,625	6,622
Depreciation charges	(17,018)	(347,804)	(117,768)	-	(482,590)
Foreign currency translation adjustment	(1,774)	(51,291)	(3,319)	(152,701)	(209,085)
Closing net book value	78,711	2,260,754	306,953	14,458,056	17,104,474
As at 31 December 2003					
Cost	114,601	3,922,442	718,689	14,458,056	19,213,788
Less Accumulated depreciation	(35,890)	(1,661,688)	(411,736)	-	(2,109,314)
Net book value	78,711	2,260,754	306,953	14,458,056	17,104,474

10 **Property and equipment, net** (Continued)

	Company (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2002					
Cost	43,483	1,173,068	102,827	8,782,066	10,101,444
Less Accumulated depreciation	(15,839)	(497,720)	(57,927)	-	(571,486)
Net book value	27,644	675,348	44,900	8,782,066	9,529,958
Transactions during the year ended 31 December 2003					
Opening net book value	27,644	675,348	44,900	8,782,066	9,529,958
Additions	10,276	99,770	25,664	4,537,762	4,673,472
Disposals, net	-	(144)	(69)	-	(213)
Write-offs, net	-	-	(578)	-	(578)
Transfers, net	-	87,375	(67)	13,942	101,250
Reclassification	-	2,997	-	3,625	6,622
Depreciation charges	(3,620)	(183,281)	(18,483)	-	(205,384)
Closing net book value	34,300	682,065	51,367	13,337,395	14,105,127
As at 31 December 2003					
Cost	53,760	1,359,030	125,491	13,337,395	14,875,676
Less Accumulated depreciation	(19,460)	(676,965)	(74,124)	-	(770,549)
Net book value	34,300	682,065	51,367	13,337,395	14,105,127

As at 31 December 2003, property and equipment included a project in progress of Baht 13,337 million (2002: Baht 8,782 million) relating to the iPSTAR project (Note 26). The iPSTAR project will be fully operational with the launch of iPSTAR-1 in 2004. According to the concession agreement made with the Ministry of Information Communication and Technology, the Company must transfer its ownership in iPSTAR Satellite to the Ministry of Information Communication and Technology on the date of the completion of construction and installation.

Borrowing costs of Baht 576 million (2002:Baht 356 million), arising from the financing specifically entered into for assets under construction, were capitalised during the year.

Property and equipment include property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Co., Ltd., of approximately Baht 2,170 million (2002: Baht 1,992 million). According to the concession agreement, Cambodia Shinawatra Company Limited ("CAM") must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

10 Property and equipment, net (Continued)

Capital commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
	Currency	2003 '000	2002 '000	2003 '000	2002 '000
Relating to iPSTAR Project	USD	88,233	150,689	86,080	150,689
	NOK	3,800	10,750	3,800	10,750
Relating to GSM 1800 Network	USD	12,188	7,771	-	-
	THB	-	2,851	-	-
Total	USD	100,421	158,460	86,080	150,689
	NOK	3,800	10,750	3,800	10,750
	THB	-	2,851	-	-

11 Property and equipment under concession agreements, Deferred charges and Intangible assets, net

	Consolidated (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2002			
Cost	10,594,753	263,416	209,861
Less Accumulated amortisation	(5,237,273)	(181,218)	(86,609)
Net book value	5,357,480	82,198	123,252
Transactions during the year ended 31 December 2003			
Opening net book value	5,357,480	82,198	123,252
Additions	102	69,017	2,168
Disposals	-	(7,621)	-
Increase from acquisitions of a subsidiary, net (Note 22)	46,590	-	64,536
Increase from change in status from associate to joint venture (Note 7e (viii))	-	26,757	23,284
Increase from investment in a subsidiary (Note 7e (ii))	-	-	168,423
Transfers, net	149	(28,986)	-
Reclassification	123,252	(6,622)	(123,252)
Amortisation charges	(756,311)	(33,421)	(8,126)
Foreign currency translation adjustment	-	(3,161)	(1,329)
Closing net book value	4,771,262	98,161	248,956
As at 31 December 2003			
Cost	10,928,570	280,630	267,116
Less Accumulated amortisation	(6,157,308)	(182,469)	(18,160)
Net book value	4,771,262	98,161	248,956

11 Property and equipment under concession agreements, net (Continued)

	Company (Baht '000)		
	Property and equipment under concession agreements	**Deferred charges**	**Intangible assets**
As at 31 December 2002			
Cost	10,594,753	235,604	-
Less Accumulated amortisation	(5,237,273)	(158,969)	-
Net book value	5,357,480	76,635	-
Transactions during the year ended 31 December 2003			
Opening net book value	5,357,480	76,635	-
Additions	102	15,350	2,168
Write-off	-	(7,621)	-
Reclassification	-	(6,622)	-
Transfers, net	149	(18,422)	-
Amortisation charges	(712,105)	(23,863)	-
Closing net book value	4,645,626	35,457	2,168
As at 31 December 2003			
Cost	10,595,425	180,439	2,168
Less Accumulated amortisation	(5,949,799)	(144,982)	-
Net book value	4,645,626	35,457	2,168

Commitments related to rendering transponder service

As at 31 December 2003, the future revenues from rendering transponder services under non-cancelable service contracts in respect of the satellite business are as follows:

	Baht '000
Not later than 1 year	2,193,922
Later than 1 year but not later than 5 years	5,410,896
Later than 5 years	785,614
Total	8,390,432

In the first quarter of 2003, Thaicom 3 (included in Property and equipment under concession agreements) suffered damage in relation to a power supply system failure which resulting in losses of certain transponder capacity. In the last quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. The Ministry of Information Communication and Technology ("MICT"), the legal owner of Thaicom 3 and the Company, a joint beneficiary, have agreed to deposit the insurance proceeds from the insurers in an "Escrow Account" with restricted terms of release such that the Company will be eligible to use the proceeds only for reimbursement of expenditure relating to transponders and/or the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3. The Escrow Agreement is in the process of being prepared by contractors.

12 Other non-current assets, net

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Withholding taxes receivable	57,831	41,592	57,831	41,592
Deposits (Note 24b)	155,415	39,613	106,697	15,326
Accounts receivable - others	409	1,297	-	-
Less Allowance for impairment assets	(33,056)	(30,837)	(33,056)	(30,837)
Total	180,599	51,665	131,472	26,081

13 Borrowings

Net borrowings from financial expenses comprise:

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Short-term borrowings				
Short-term loans from financial institutions	897,000	2,617,012	830,000	2,617,012
Short-term loans from another company	6,102	-	-	-
Total short-term borrowings	903,102	2,617,012	830,000	2,617,012
Current portion of long-term borrowings				
Loans from financial institutions	1,566,763	605,384	1,275,579	184,170
Others	11,503	957	1,353	670
Total current portion of long-term borrowings	1,578,266	606,341	1,276,932	184,840
Long-term borrowings				
Loans from financial institutions	11,863,717	7,520,166	10,153,980	6,088,885
Others	24,907	4,288	5,426	2,634
Total long-term borrowings	11,888,624	7,524,454	10,159,406	6,091,519
Total borrowings	14,369,992	10,747,807	12,266,338	8,893,371

The short-term borrowings are unsecured. The long-term borrowings are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite project below.

As at 31 December 2003, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 806.6 million (2002: Baht 827.7 million).

13 Borrowings (Continued)

The movements in the borrowings can be analysed as follows:

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
For the year ended 31 December				
Opening net book value	10,747,807	6,279,144	8,893,371	5,050,416
Proceeds from short-term borrowings	2,944,440	9,022,095	2,844,440	9,022,095
Proceeds from long-term borrowings net of financial expenses	8,239,199	6,473,657	6,156,439	5,622,596
Increase from acquisition of subsidiaries, net (Note 22)	72,102	-	-	-
Repayment of short-term borrowings	(4,706,407)	(8,835,241)	(4,607,406)	(8,835,241)
Repayment of long-term borrowings	(2,003,709)	(665,963)	(192,181)	(441,548)
Repayment of long-term debentures	-	(1,500,000)	-	(1,500,000)
Amortisation of discounted bills of exchange	30,616	70,382	30,616	70,382
Capitalisation of discounted bills of exchange	-	370	-	370
Realised gain on exchange rate	(24,623)	(100,911)	(24,623)	(100,911)
Unrealised loss (gain) on exchange rate	(834,318)	5,212	(834,318)	5,212
Foreign currency translation adjustment	(95,115)	(938)	-	-
Closing net book value	14,369,992	10,747,807	12,266,338	8,893,371

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Total borrowings:				
- at fixed rates	3,861,847	3,002,187	3,759,115	3,000,245
- at floating rates	10,508,145	7,745,620	8,507,223	5,893,126
Total	14,369,992	10,747,807	12,266,338	8,893,371
Weighted average interest rates:				
- Loans from financial institutions	2.80%	2.83%	2.52%	2.25%

As at 31 December 2003, the carrying amounts and fair value of long-term loans from financial institutions is as follows:

	Consolidated		Company	
	Carrying amount Baht '000	Fair value Baht '000	Carrying amount Baht '000	Fair value Baht '000
Long-term loans from financial institutions	12,095,934	13,246,012	10,390,526	11,344,444

The fair value of non-current borrowings is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowings.

13 Borrowings (Continued)

Maturity of non-current borrowings net of financial expense is as follows:

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Later than 1 year but not later than 2 years	1,955,479	1,554,684	1,623,917	908,019
Later than 2 year but not later than 5 years	5,882,631	3,466,474	4,871,575	2,679,142
Later than 5 years	4,050,514	2,503,296	3,663,914	2,504,358
Total	11,888,624	7,524,454	10,159,406	6,091,519

Credit facilities

As at 31 December 2003, available credit facilities for loans from local and overseas banks are Baht 1,238 million and USD 122 million. (2002: Baht 700 million and USD 257 million)

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises of 3 agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d' Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-bank Offer Rate ("LIBOR") for period of six months and have fixed rates. The Company pays a commitment fee on the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal are repayable from 2004, with repayment on a semi-annual basis.

14 Other current liabilities

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Income tax payable	99,864	-	80,160	-
Deposits from customers	79,613	78,874	53,071	36,428
Unearned income	53,604	-	-	-
Other taxes	45,034	28,540	22,318	15,467
Other payables	21,809	50,250	3,012	8,228
Total	299,924	157,664	158,561	60,123

15 Foreign currency forward contract

As at 31 December 2003 and 2002, the Group has entered into foreign currency forward contracts to hedge from foreign exchange rate of the loans. Foreign currency forward contracts receivable and payable under these contracts are shown below:

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Foreign currency forward contracts payable, net				
Contracts receivable	8,991,055	6,727,083	8,991,055	6,727,083
Contracts payable	(9,632,066)	(6,752,647)	(9,632,066)	(6,752,647)
Total foreign currency forward contracts payable, net	(641,011)	(25,564)	(641,011)	(25,564)
Less Current portion of foreign currency forward contracts payable, net	604,490	-	604,490	-
Non-current portion of foreign currency forward contracts payable, net	(36,521)	(25,564)	(36,521)	(25,564)

16 Share capital and premium on share capital

	For the year ended 31 December 2003			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	437,500	4,375,000	2,190,000	6,565,000
Closing balance	437,500	4,375,000	2,190,000	6,565,000

The Company's registered share capital as at 31 December 2003 comprised of 550 million ordinary shares (2002: 550 million shares) of Baht 10 each (2002: Baht 10 each). Issued capital of 437.5 million shares is fully paid-up (2002: 437.5 million shares). Warrants as at 31 December 2003 comprised 12.37 million units (1 warrant: 1 ordinary share).

Eight million warrants, equivalent to 1.83% of the Company's total paid-up share capital (before dilution) were granted to directors, employees and advisors on 27 March 2002 at Baht nil per unit. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. The exercise price is set at Baht 26.75 per unit, which was the share closing price as of 26 March 2002.

At the shareholders' Annual General Meeting of the Company on 28 April 2003, the shareholders passed a resolution to approve the issuance and offering of 4,400,100 warrants, or the equivalent of 1.01% of the Company's total paid-up share capital (before dilution) to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of warrants does not exceed 5 years and there is no offering price. On 30 May 2003, the warrants were granted to directors, employees and advisors at Baht nil per unit. The exercise price is set at 12.84 Baht per unit, which was the weighted-average closing price of shares for 30 days before 28 April 2003. The aforementioned warrants are entitled to each be exercised by one-third of their allocated warrants to purchase ordinary shares; one year for the first exercise, two years and three years for the second and the third exercises, respectively, after the warrants are issued to them, until the warrants have expired.

16 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding are as follows:

	For the year ended 31 December 2003 ('000 units)						
	ESOP - Grant I			ESOP - Grant II			
	Directors	Employees	Total	Directors	Employees	Total	Grand total
Opening balance	4,129	3,871	8,000	-	-	-	8,000
Granted during the year	-	-	-	2,790	1,610	4,400	4,400
Exercised during the year	-	(31)	(31)	-	-	-	(31)
Closing balance	4,129	3,840	7,969	2,790	1,610	4,400	12,369

The exercised units in the above table were exercised by the end of December 2003. The Company has registered the additional share capital to support such exercise after the balance sheet date (Note 30).

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of warrants granted.

17 Legal reserve

Under the Public Company Limited Act B.E.2535, the Company is required to set aside a statutory reserve of at least 5 percent of its net profit after the accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

18 Other income

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Consulting and management fees	-	-	32,274	30,537
Interest income	8,915	7,754	5,199	7,977
Other income from transfer accounts receivable	-	190,559	-	-
Surcharge	59	6,658	59	6,658
Gain on unwind foreign currency option contracts	145,162	-	145,162	-
Gain on share transfer of a subsidiary (Note 7e (i))	88,104	-	88,104	-
Gain on dilution of investment in a subsidiary (Note 7e (iii))	6,395	-	-	-
Others	43,173	19,268	88	6,240
Total	291,808	224,239	270,886	51,412

SHIN SATELLITE

DK

19 Operating profit

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit:

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Depreciation on property and equipment (Note 10)	(482,590)	(302,350)	(205,384)	(159,191)
Amortisation of property and equipment under the concession agreements, deferred charges, and intangible assets (Note 11)	(797,858)	(784,882)	(735,968)	(754,968)
Staff costs	(447,774)	(309,593)	(222,681)	(209,184)

20 Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders, by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares, which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2003.

The basic earnings per share and the diluted earnings per share are as follows:

	For the year ended 31 December (Consolidated and Company)					
	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2003	2002	2003	2002	2003	2002
Basic earnings per share	1,080,287	1,410,520	437,500	437,500	2.47	3.22
The effect of dilutive potential ordinary shares (ESOP Grant II) (Note 16)	-	-	1,146	-	(0.01)	-
Diluted earnings per share	1,080,287	1,410,520	438,646	437,500	2.46	3.22

21 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the year ended 31 December 2003 and 2002:

		Consolidated		Company	
	Notes	2003 Baht	2002 Baht	2003 Baht	2002 Baht
Net profit for the year		1,080,287,935	1,410,520,100	1,080,287,935	1,410,520,100
Adjustments for:					
Allowance for doubtful accounts		53,783,440	97,739,118	42,708,310	77,273,790
Reversal of allowance for doubtful accounts		(20,974,357)	(3,897,818)	(20,973,357)	(3,897,818)
Write-off of allowance for doubtful accounts		(1,100,505)	-	-	-
Allowance for obsolete stock		43,356,130	-	41,964,471	-
Write-off of defective stock		6,455,666	-	6,455,666	-
Adjustment of allowance for obsolete equipment		(67,130,637)	-	-	-
Write-off of withholding tax		18,208,963	22,350,649	5,201,294	16,080,708
Other income from transfer accounts receivable	18	-	(190,558,975)	-	-
Depreciation of property and equipment	10	482,589,768	302,350,906	205,383,657	159,190,825
Amortisation of property and equipment under concession agreements	11	756,311,467	712,048,555	712,105,318	712,048,555
Amortisation of deferred charges	11	33,420,297	45,475,851	23,863,137	42,920,045
Amortisation of intangible assets	11	8,126,277	27,358,054	-	-
Amortisation of discounted bills of exchange	13	30,615,620	70,382,404	30,615,620	70,382,404
Loss (gain) on sales of property and equipment		29,428,399	(318,521)	310,066	(301,421)
Assets transfer to cost of sales and services		7,619,883	6,884,339	7,619,883	6,884,339
Unrealised loss (gain) on exchange rate		(475,484,909)	40,280,812	(353,813,077)	40,860,771
Realised loss (gain) on exchange rate		115,577,137	(145,666,199)	115,514,382	(145,666,199)
Gain on acquisition of a subsidiary	7e	(88,104,450)	-	(88,104,450)	-
Gain on dilution of investment	7f	(6,394,802)	-	-	-
Minority interests		46,851,568	(1,601,562)	-	-
Net results from subsidiaries, associate and joint venture	7	(456,107)	(207,642,634)	(342,175,998)	(326,699,677)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		27,663,797	(187,490,301)	(251,212)	(185,309,486)
- amounts due from related parties		200,528	(2,288,200)	(20,297,479)	11,256,827
- inventories		(247,812,997)	(368,081,288)	(254,240,328)	(369,983,641)
- other current assets		184,598,446	(192,461,476)	252,876,980	(186,230,971)
- other non-current assets		(39,199,480)	(8,816,716)	(130,902,550)	530,462
- trade accounts payable and accrued expenses		(127,002,953)	426,284,753	(322,598,369)	356,461,462
- amounts due to related parties		(18,073,541)	-	(12,345,048)	-
- advances from customers		4,597,698	(93,903,759)	(47,792,372)	(97,689,281)
- other current liabilities		102,074,213	(74,894,095)	98,438,178	10,237,106
- other non-current liabilities		(58,882,551)	(111,970,437)	(5,037,115)	(2,831,480)
Cash generated from operating activities		1,881,149,943	1,572,083,560	1,024,813,542	1,596,037,420

22 Acquisition

a) Loxley Information Service Company Limited

On 6 March 2003, CS Loxinfo Company Limited ("CSL"), a subsidiary, acquired 24.5 million shares of Loxley Information Service Company Limited ("Loxserv") at Baht 10 each (representing a 94.19% shareholding) from Point Asia Dot Com (Thailand) Company Limited ("PA") while CSL issued 24.5 million additional ordinary shares at Baht 10 each to a group of shareholders of PA (Note 7 e (iii)). As required under the share purchase agreement, Shin Broadband Internet (Thailand) Company Limited ("SBI"), which is the parent company of CSL, has provided an indemnity warranty to PA in respect of the contingent liabilities that CSL might have incurred prior to the acquisition date, for a period of two years commencing from the closing date of the share purchase agreement.

The fair value of assets and liabilities acquired by investing in Loxserv can be summarised as follows:

	Baht '000
Cash and cash equivalents	29,084
Trade accounts receivable and accrued income, net	97,823
Inventories, net	3,898
Other current assets	36,571
Long-term investments - other	2,503
Property and equipment, net (Note 10)	169,962
Property and equipment under concession agreements, net (Note 11)	46,590
Other non-current assets, net	22,988
Short-term loans from financial institutions (Note 13)	(52,000)
Trade accounts payable	(86,724)
Short-term loans from another company (Note 13)	(20,102)
Advances from customers	(43,818)
Accrued expenses	(11,682)
Other current liabilities	(3,955)
Other non-current liabilities	(513)
Fair value of net assets	190,625
Investment portion	94.19%
Fair value of net assets acquired	179,550
Total purchase consideration	246,297
Goodwill (Note 11)	66,747
Net cash outflow on acquisition of subsidiary	(217,213)

b) CS Loxinfo Solutions Company Limited (formerly "Loxinfo Link Communications (Thailand) Company Limited")

On 24 April 2003, CS Loxinfo Company Limited ("CSL"), a subsidiary, acquired 22,497 ordinary shares of CS Loxinfo Solutions Company Limited at Baht 2.31 per share (representing a 44.99% shareholding) from Point Asia Dot Com (Thailand) Company Limited. This acquisition is as part of the acquisition of Loxserv as mentioned above.

22 **Acquisition** (Continued)

The fair value of assets and liabilities acquired by investing in CS Loxinfo Solutions Company Limited can be summarised as follows:

	Baht '000
Cash and cash equivalents	3,371
Trade accounts receivable and accrued income, net	2,075
Other current assets	16
Property and equipment, net	322
Trade accounts payable	(241)
Accrued expenses	(501)
Other current liabilities	(12)
Fair value of net assets	5,030
Investment portion	44.99%
Fair value of net assets acquired	2,263
Total purchase consideration	52
Negative goodwill (Note 11)	(2,211)
Net cash outflow on acquisition of subsidiary	(52)

Goodwill arising from the acquisition of Loxserv of Baht 66.7 million and negative goodwill arising from the acquisition of CS Loxinfo Solutions Company Limited of Baht 2.2 million are offset as the acquisitions represent a single transaction and is presented as an intangible asset in the balance sheet (Note 11). Goodwill is being amortised by the straight-line method over its estimated useful life not exceeding 8 years.

The above net goodwill is calculated by the net book value at the date of acquisition because the fair value of net assets is close to the net book value at the date of acquisition.

23 **Financial instruments**

The principal financial risks faced by the Group are interest rate and exchange rate risks. The Group borrows at fixed and floating rates of interest to finance its capital expenditures. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in interest rates and exchange rates, the Group makes use of derivative financial instruments.

The objectives in using financial instruments are to reduce uncertainty over future cash flows arising from movements in exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are confined to the Management Committee of Shin Corporation Group, which has established limits by transaction type and by counter party.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by management before execution.

23 **Financial instruments** (Continued)

Foreign currency risk

As at 31 December 2003 and 2002, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows:

	Consolidated			
	2003		2002	
	Currency (Unit : Million)	Baht Million	Currency (Unit : Million)	Baht Million
Assets				
US Dollars	33.13	1,309.76	20.50	883.28
Euro	0.78	38.54	-	-
Australian Dollars	0.48	14.01	0.36	8.74
Pounds Sterling	0.13	9.05	0.03	1.99
Hong Kong Dollars	0.02	0.12	-	-
Total		1,371.48		894.01
Liabilities				
US Dollars	62.56	2,486.17	37.68	1,631.78
Norwegian Kroner (NOK)	4.40	26.19	-	-
Euro	0.18	8.82	-	-
Australian Dollars	0.16	4.68	-	-
Hong Kong Dollars	0.20	1.05	-	-
Total		2,526.91		1,631.78

Foreign currency assets represent US dollars cash in hand and deposits with foreign and local banks for the future payments of foreign currency liabilities. Foreign currency liabilities represent trade accounts payable, accounts payable - property and equipment, loans and foreign currency forward contracts payable.

Foreign currency forward contracts

Foreign currency forward contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates related to short-term and long-term borrowings in US Dollar currency.

As at 31 December 2003, the settlement dates on open foreign currency forward contracts were between a period of 1 to 2 years (2002 : 2 years). The local currency amounts to be received and contractual exchange rates of the outstanding contracts were as follows:

	Consolidated and Company			
	2003		2002	
	USD Million	Baht Million	USD Million	Baht Million
Current	173	7,460	-	-
Non - current	54	2,172	156	6,753
Total	227	9,632	156	6,753

SHIN SATELLITE

DK

23 Financial instruments (Continued)

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

Net fair values of derivative financial instruments

The net fair values of the Group's derivative financial instruments at the balance sheet date were as follows:

	Consolidated		Company	
	2003 Baht Million	2002 Baht Million	2003 Baht Million	2002 Baht Million
Favourable foreign currency forward contracts	-	49	-	49
Favourable foreign currency option contracts	604	-	604	-
Total	604	49	604	49
Unfavourable foreign currency forward contracts	(606)	-	(606)	-
Unfavourable foreign currency option contracts	-	(51)	-	(51)
Total	(606)	(51)	(606)	(51)

The net fair values of foreign currency forward contracts and option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Fair value

The carrying amount of cash and cash equivalents, accounts receivable, loans and advances, accounts payables and short-term borrowings approximates their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 13.

24 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts, for the following amounts:

	Currency	Consolidated		Company	
		2003 '000	2002 '000	2003 '000	2002 '000
Minimum concession fee to Ministry of Information Communication and Technology	Baht	54,250	81,000	54,250	81,000
Satellite space segment leasing by customers	Baht	3,360	3,360	3,360	3,360
	USD	429	624	429	624
	AUD	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	Euro	83	92	83	92
ICO Gateway	Baht	10,000	10,000	-	-
Others	Baht	16,797	13,641	2,845	2,845
Letters of credit	USD	8,996	10,841	8,996	10,841
	Baht	5,000			

24 Contingencies (Continued)

b) Assessment for the withholding tax in India

The Income Tax Authority of India has raised an assessment against the Company, and was in the process of investigation for withholding taxes for the periods from 1 April 1996 to 31 March 1997 and from 1 April 1998 to 31 March 2002. In the first quarter of 2003, the Company paid an amount of Rupee 100 million (approximately Baht 91 million) for the tax assessment (note 12). If the Commissioner in India passes a favourable order holding that the Company is not taxable, the Company would be eligible to receive the entire amount as a refund together with interest. Currently, the Company has already filed appeals against the order with the Commissioner of Income Tax (Appeals).

On 19 January 2004, the Company has paid an additional amount of Rupee 14.4 million (approximately Baht 12.7 million) for the above tax assessment. If the Commissioner in India passes a favourable order holding that the Company is not taxable, the Company would be eligible to receive a refund of the entire amount, together with interest. The tax consultant engaged by the Company in India has advised that this assessment would have no material adverse impact on the Company.

c) Assessment for corporate income tax in Cambodia

The Income Tax Authority of Cambodia raised an assessment against Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, for corporate income tax for the period from 1995 to 2000, except 1996, amounting to USD 5 million (approximately Baht 215 million). The Company is in the process of filing appeals with the Secretary of State, the Ministry of Economy and Finance on the reasonable basis that the Company was incurring operational losses and had sufficient loss carry forwards as a tax deduction for the period. On 5 May 2003, the Secretary of State, the Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the Ministry of Posts and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these financial statements because the new assessment has not been finished. Management is of the opinion that the outcome of the tax assessment will not have a material adverse impact to the Company.

25 Commitments

a) Concession contracts

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology.

Under the aforementioned agreement, the Company must pay an annual fee to the Ministry of Information Communication and Technology based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to the Ministry of Information Communication and Technology on the dates of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

25 Commitments (Continued)

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunications services - fixed phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, is the shareholder of LTC who owns 49% of LTC's registered share (Note 7). At the end of the 25th year in 2021, the Group has to transfer all of LTC shares to the Government of the Laos PDR, without any charges.

d) Commitments with related parties

As at 31 December 2003, the Company had provided guarantees relating to borrowings of a subsidiary, amounting to Baht 806.6 million. (2002: Baht 827.7 million). In addition, the Company has issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Company Limited. Under the terms of the letter of comfort, the Company must hold their interests in their subsidiaries and cannot pledge any of their shares until the loans are fully repaid.

e) Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 9 June 2000 of DM 9,000,000 for the procurement and installation of a rural telecommunication network, and for consulting services. However, LTC has not recognised either the loan or the associated assets because it has received confirmation from MoF dated 29 August 2003 that the loan is no longer repayable by LTC. Under the confirmation from MoF dated 11 August 2003, MoF owns the network assets, and LTC is the operator. In addition, LTC would pay 85% of the revenues from the rural telecommunication network to MoF in return for allowing LTC to operate it. The balance of 15% would be retained by LTC to cover operating and maintenance costs of the project for a period of one year, ended 30 June 2003. At present, LTC is in the negotiation process with MoF in relation to the remuneration for MoF for the use of these assets, which has not been finalised yet. However, LTC has already recognised a provision for liability in respect of the distribution to be made to MoF at the amount of 85% of the revenues derived from the aforementioned project for the period from July to December 2003 in these financial statements.

f) Concession contracts of subsidiaries

CS Loxinfo Public Company Limited ("CSL"), which is a subsidiary of the Group, has entered into concession agreements with CAT Telecom Public Company Limited (formerly "The Communications Authority of Thailand") ("CAT") to grant CSL to provide satellite uplink-downlink services and Internet services for a period of 22 years commencing from 9 August 1994 to 8 August 2016 and provide Internet services for customers that having their equipment installed in Thailand for a period of 10 years commencing from 17 April 1997 to 16 April 2007.

In addition, Loxley Information Service Company Limited ("Loxserv") has entered into a concession agreement with CAT to grant Loxserv to provide Internet services for customers that having their equipment installed in Thailand for a period of 10 years commencing from 1 April 1996 and 31 March 2006.

Under these concession agreements, the ownerships of all equipment installed under these concession agreements must be transferred to CAT on the dates of completion of installation.

26 Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

On 15 July 2003, Loral Space & Communications Ltd., the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 31 December 2003, the Company had outstanding commitments under its agreement with SS/L of USD 34.3 million; and included in the Company's construction in progress of the iPSTAR project, is Baht 7,363.68 million of construction in progress in respect of iPSTAR-1 (Note 10). The Company's legal consultant is of the opinion that this case is in its preliminary stage, and it is not possible, at this time, to determine its effect to the Company.

27 Segment information

Financial information by business segment

	Consolidated for the year ended 31 December 2003 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	3,346,526	1,199,857	1,339,477	7,391	(88,556)	5,804,695
Shares of net results from associate	-	457	-	-	-	457
Allocated costs and expenses	(2,698,682)	(1,048,159)	(893,556)	(4,204)	120,780	(4,523,821)
Segment results	647,844	152,155	445,921	3,187	32,224	1,281,331
Other income						291,808
Gain on foreign exchange						119,878
Unallocated costs and expenses						(115,404)
Profit before interest expense and income tax						1,577,613
Interest expense						(137,916)
Operating profit						1,439,697
Income tax						(312,557)
Minority interests						(46,852)
Net profit for the year						1,080,288
Segment assets	22,137,407	2,309,167	3,000,982	1,233,466	(3,567,755)	25,113,267
Associate						2,719
Total assets						25,115,986
Segment liabilities	1,323,105	386,085	623,516	74,637	(104,579)	2,302,764
Borrowings						14,369,992
Total liabilities						16,672,756
Depreciation	222,185	100,133	160,266	6	-	482,590
Amortisation	735,968	54,279	7,611	-	-	797,858
Total depreciation and amortisation	958,153	154,412	167,877	6	-	1,280,448

27 **Segment information** (Continued)

Financial information by business segment

	Consolidated for the year ended 31 December 2002 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Groups
Revenues	3,985,321	477,042	673,104	-	(138,479)	4,996,988
Shares of net results from associate	-	-	207,643	-	-	207,643
Allocated costs and expenses	(2,774,499)	(543,947)	(553,437)	-	163,005	(3,708,878)
Segment results	1,210,822	(66,905)	327,310	-	24,526	1,495,753
Other income						224,239
Loss on foreign exchange						(7,901)
Unallocated costs and expenses						(37,005)
Profit before interest expense and income tax						1,675,086
Interest expense						(235,154)
Operating profit						1,439,932
Income tax						(31,014)
Minority interests						1,602
Net profit for the year						1,410,520
Segment assets	18,148,632	1,292,666	2,203,023	1,067,254	(3,182,100)	19,529,475
Associate						777,792
Total assets						20,307,267
Segment liabilities	1,557,481	134,416	573,361	11,415	(64,164)	2,212,509
Borrowings						10,890,645
Total liabilities						13,103,154
Depreciation	209,121	20,408	68,205	4,617	-	302,351
Amortisation	754,968	29,383	531	-	-	784,882
Total depreciation and amortisation	964,089	49,791	68,736	4,617	-	1,087,233

Thailand is the home country of the parent company, which is also the main operating company.

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and Lao People's Democratic Republic.

Unallocated costs and expenses represent corporate expenses. Segment assets consist primarily of property and equipment, intangible assets, inventories, accounts receivable and operating cash, and exclude investments.

28 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 51.53% of the Company's shares. Transactions with Shin Corporation Public Company Limited and companies in the Shin group such as subsidiaries, associates, joint ventures, management and other companies over which Shin and the Company have significant influence directly or indirectly by directors of the Company or the Shinawatra family, or a major shareholder are recognised as related to the Company.

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged on an agreed basis of the percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties as follows:

a) Revenues

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Sales and services income:				
Parent company	642	1,806	-	-
Subsidiaries	-	-	64,035	88,007
Associate	-	3,503	-	3,503
Joint venture	9,163	-	17,966	-
Related parties under common control	150,186	128,565	110,341	112,573
Other operating income:				
Subsidiaries	-	-	32,478	31,682
Related parties under common control	-	19	-	19
Total	159,991	133,893	224,820	235,784

b) Expenses

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Purchases of goods and services:				
Subsidiaries	-	-	29,652	41,711
Joint venture	1,037	-	2,032	-
Related parties under common control	98,171	110,952	7,735	8,046
Other expenses:				
Parent company	36,488	37,351	34,898	36,990
Subsidiaries	-	-	3,904	1,447
Associate	1,294	-	-	-
Joint venture	30	-	58	-
Related parties under common control	24,210	16,667	13,101	8,448
Purchases of fixed assets:				
Parent company	-	13,403	-	13,403
Subsidiaries	-	-	1,227	-
Related parties under common control	97	91	97	91

28 **Related party transactions** (Continued)

b) **Expenses** (Continued)

	Consolidated 2003 Baht '000	Consolidated 2002 Baht '000	Company 2003 Baht '000	Company 2002 Baht '000
Interest expenses:				
Parent company	1,181	10,342	-	-
Constructions in progress:				
Other related party	54,884	239,309	54,884	239,309

c) **Outstanding balances arising from sales/purchases of goods/services/and expenses**

	Consolidated 2003 Baht '000	Consolidated 2002 Baht '000	Company 2003 Baht '000	Company 2002 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	130	118	-	-
Subsidiaries	-	-	5,749	11,457
Associate	11	68	-	68
Joint venture	924	-	1,812	-
Related parties under common control	12,732	2,370	3,451	-
Total trade accounts receivable - related parties	13,797	2,556	11,012	11,525
Accrued income - related parties				
Subsidiaries	-	-	17,632	14,069
Associate	-	9	-	9
Joint venture	62	-	121	-
Related parties under common control	6,489	13,313	5,690	13,313
Total accrued income - related parties	6,551	13,322	23,443	27,391
Total trade accounts receivable and accrued income - related parties	20,348	15,878	34,455	38,916
Amounts due from related parties				
Subsidiaries	-	-	21,493	1,149
Associate	-	41	-	41
Related parties under common control	-	5	-	5
Total amounts due from related parties	-	46	21,493	1,195
Other current assets – related parties				
Subsidiaries	-	-	4	-
Related parties under common control	1,740	1,349	1,375	3,926
Total other current assets - related parties	1,740	1,349	1,379	3,926
Other non-current assets - related parties				
Related parties under common control	4,274	4,059	-	-

28 Related party transactions (Continued)

c) Outstanding balances arising from sales/purchases of goods/services/and expenses (Continued)

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Trade accounts payable - related parties				
Parent company	258	-	-	-
Subsidiaries	-	-	42,164	29,459
Related parties under common control	15,705	15,367	515	1,588
Total trade accounts payable - related parties	15,963	15,367	42,679	31,047
Accounts payable - property and equipment				
Other related party	4,967	4,330	4,967	4,330
Amounts due to related parties				
Parent company	13,065	26,921	12,980	23,693
Subsidiaries	-	-	-	49
Related parties under common control	3,068	7,286	3,049	4,632
Total amounts due to related parties	16,133	34,207	16,029	28,374
Accrued expenses - related parties				
Parent company	2	22,673	-	20,297
Subsidiaries	-	-	7,409	15,885
Related parties under common control	1,319	7,286	177	4,632
Total accrued expenses - related parties	1,321	29,959	7,586	40,814

d) Short-term loans and advances to related parties

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Short-term loans to related parties				
Subsidiary	-	-	7,351	28,772
Associate	-	48,449	-	-
Advances to related party				
Subsidiary	-	-	10,681	11,612
Total short-term loans and advances to related parties	-	48,449	18,032	40,384

The short-term loans to subsidiary bear interest at the rate of 3.59% per annum (2002: 4.5%-5.0% per annum) and are repayable at call.

The advances to a subsidiary are non-interest bearing (2002: non-interest bearing) and are repayable at call.

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2003		
Opening balance	48,449	40,384
Loan during the year	-	7,390
Repayment of loans during the year	(48,464)	(28,772)
Realised gain on exchange rate	15	-
Unrealised loss on exchange rate	-	(970)
Closing balance	-	18,032

28 Related party transactions (Continued)

e) Long-term loans from parent company

	Consolidated		Company	
	2003 Baht '000	2002 Baht '000	2003 Baht '000	2002 Baht '000
Current	-	71,423	-	-
Non-current	-	71,415	-	-
Total	-	142,838	-	-

The movements of long-term loans from parent company can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2003		
Opening balance	142,838	-
Repayment of loan	(142,912)	-
Realised loss on exchange rate	74	-
Closing balance	-	-

f) Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company

Shin Corporation Public Company Limited, a major shareholder, issued warrants which are in registered form and non-transferable, to an executive director of the Company. The terms of the warrants do not exceed 5 years and there is no offer price as detailed below:

	Issued date	Issued (units)	Percentage of the Company's total paid-up share capital (Before dilution)	Exercise price (Baht/unit)	Exercise period	
					First	Last
ESOP – Grant I	26 March 2002	3,244,500	0.99	17.80	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	1,793,800	0.61	13.67	31 May 2004	30 April 2008

g) Directors' remuneration

For the year ended 31 December 2003, the remuneration of directors was Baht 5.1 million (2002: Baht 4.6 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meeting.

h) Commitments with related parties

Guarantees

As at 31 December 2003, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 806.6 million (2002: Baht 827.7 million).

29 Promotion privileges

The Company was granted promotion privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom-3 satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 years commencing from March 1997, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

On 19 November, 2003, the Company was granted promotion privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 years, from the date revenue is first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

In 2003, total revenue derived from BOI-promoted activities amounted to Baht 963 million (2002: Baht 1,238 million).

CS Loxinfo Public Company Limited ("CSL") was granted promotion privileges under the Investment Promotion Act (B.E. 2520) by BOI in respect of earnings derived from rendering uplink-downlink services to customers outside Thailand. Promotion privileges include exemption of corporate income tax for a period of 8 years commencing from November 1998, when revenue was first earned from the promoted business. CSL has not complied with certain terms and conditions as specified in the promotion certificate, therefore, in 2003, BOI has cancelled the promotion certificate.

30 Subsequent events

a) Increase in the Company's issued and paid-up registered share capital

On 7 January 2004 and 4 February 2004, the Company registered additional issued and paid-up share capital in order to support 30,600 units and 380,800 units of warrants issued to directors and employees (ESOP) at Baht 26.75 per share (1 warrant: 1 ordinary share). Consequently, the issued and paid-up share capital increased from Baht 4,375 million to Baht 4,379 million and share premium increased from Baht 2,190 million to Baht 2,197 million.

b) Acquisition of shares in Teleinfo Media Company Limited

At the extraordinary shareholders meeting of CS Loxinfo Public Company Limited ("CSL") on 6 January 2004, the shareholders passed a resolution to approve the purchase of certain shares of Teleinfo Media Company Limited ("TMC") from Shin Corporation Public Company Limited and SingTel InterActive Private Limited being 43,904,184 shares, representing 63.25% of share capital of TMC at the total price of Baht 506,000,000 under the following principal conditions:

1) The revenue sharing and data cost payable by TMC to TOT Corporation Public Company Limited must be reduced to not more than Baht 30,000,000 per annum as from 2004;

2) TOT Corporation Public Company Limited must waive its right of first refusal.

3) The said share transfer must firstly be approved by the Board of Directors of TMC.

In addition, in the event that TOT Corporation Public Company Limited exercises its tag-along right, CSL will purchase 25,509,400 shares of TMC held by TOT Corporation Public Company Limited at a total price of Baht 294,000,000.

At the extraordinary shareholders' meeting on 23 February 2004, the shareholders passed a resolution to approve the acquisition of TMC's shares in accordance with the above-mentioned terms and conditions.

30 Subsequent events (Continued)

c) Payment for registered share capital of iPSTAR Australia Pty Company Limited

On 15 January 2004, iPSTAR Company Limited made a payment of AUD 100,000 for the registered share capital of iPSTAR Australia Pty Company Limited, which had been called on 100,000 shares at AUD 1 each.

d) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 22 January 2004, the shareholders passed a resolution to approve a dividend payment of USD 4.0 million to shareholders in respect of the operations of LTC in 2003.

e) Changes in the registered capital of the Company

At the Board of Directors' meeting of the Company on 24 February 2004, it passed a resolution to approve a decrease of the Company's authorised share capital by way of cancellation of authorised shares that have not been issued and paid-up in the number of 100,099,900 shares at par value of Baht 10 each, amounting to Baht 1,000,999,000. After the reduction, the remaining authorised share capital of the Company will be 449,900,100 shares or Baht 4,499,001,000.

The meeting also passed a resolution to approve the issue of additional shares from 449,900,100 to 899,800,200 shares from a split par value of the shares from Baht 10 per share to Baht 5 per share. The change of par value does not affect the amount of registered, issued and paid-up share capital. The number of issued and non-exercised warrants (1 warrant : 1 ordinary share) of 11,988,700 units will be split to 23,977,400, accordingly.

The Board has also passed a resolution to approve the increase of the Company's authorised share capital from Baht 4,499,001,000 to Baht 5,568,472,000 by issuing 213,894,200 additional ordinary shares at par value of Baht 5 per share, totaling Baht 1,069,471,000. The additional ordinary shares are to be allocated no more than 208,000,000 shares for public sale and to support warrants to be issued to its directors, employees and advisors (ESOP Grant III), as discussed below, of 5,894,200 shares.

f) The Allocation of warrants of the Company granted to directors, employees and advisors of the Company

At the Board of Directors' meeting of the Company on 24 February 2004, it passed a resolution to approve the issuance and allocation of warrants to purchase ordinary shares to directors, employees and advisors of the Company Grant 3 (ESOP Grant III) in the number of 2,947,100 units (Should the par value of the shares be changed to Baht 5 per share, 5,894,200 warrants will be issued) equivalent to 0.67% of the total issued and paid-up capital of the Company as of 31 December 2003.

g) Proposed dividend payment of the Company

At the Board of Directors' meeting of the Company on 24 February 2004, the Board has passed a resolution recommending to the annual general meeting of shareholders the payment of dividends for the year 2003, at the rate of Baht 0.50 per share (in case of changing par value to Baht 5 per share, the dividends will be paid at the rate of Baht 0.25 per share). However, the proposed dividends must be accepted by the finance creditors of iPSTAR project and approved by the shareholders at their ordinary meeting.

SHIN SATELLITE